February 22, 2024

VIA EDGAR

Tony Watson

Rufus Decker

Kate Beukenkamp

Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	RYDE GROUP LTD Registration Statement on Form F-1 (File No. 333-274283) Registration Statement on Form 8-A (File No. 001-41950) Withdrawal of Acceleration Request

Ladies and Gentlemen:

Ryde Group Ltd (the “Company”) hereby respectfully requests withdrawal of its acceleration request filed on February 20, 2024 relating to its Registration Statement on Form F-1 (File No. 333-274283) and Registration Statement on Form 8-A (File No. 001-41950) (together the “Registration Statements”). The Company is no longer requesting that such Registration Statements be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding the foregoing, please contact our counsel, Meng Ding of Sidley Austin, at +852 2509-7858.

Very truly yours,

RYDE GROUP LTD

By:	/s/ Zou Junming Terence
Name:	Zou Junming Terence
Title:	Chairman of the Board of Directors and Chief Executive Officer